UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2012	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________ to ___________________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION
5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and
Supplemental Schedules
December 31, 2012 and 2011

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
December 31, 2012 and 2011

Statement of Changes in Net Assets Available for Benefits	3
Year ended December 31, 2012

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-28

Signatures	29

Exhibit Index	30

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	31

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones

Houston, Texas
June 25, 2013

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$1,158,643,987	$1,115,032,727

Receivables:
Notes receivable from participants	8,570,901	8,908,216
Other	953,490	1,853,835
	9,524,391	10,762,051

Net Assets, at Fair Value	1,168,168,378	1,125,794,778

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(16,461,158)	(18,858,528)

Net Assets Available for Benefits	$1,151,707,220	$1,106,936,250

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2012

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$92,265,179
Interest	9,219,248
Dividends	16,582,589
118,067,016

Interest income on notes receivable from participants	304,334

Contributions:
Participants	36,258,252
Employer	21,628,419
Rollovers and direct plan transfers	16,140,829
74,027,500
Total additions	192,398,850

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	147,627,880

Total deductions	147,627,880

Net Increase	44,770,970

Net Assets Available for Benefits:
Beginning of year	1,106,936,250

End of year	$1,151,707,220

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

1.	Description of Plan
The following brief description of the Marathon Oil Company Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution thrift savings plan. At the beginning of the 2011 plan year, the Plan covered substantially all regular and casual employees of the following entities, which were participating employers in the Plan: Marathon Oil Corporation (“MRO”), Marathon Oil Company (the “Company” or “MOC”), Marathon Petroleum Company LP (“MPC”) (excluding employees of Speedway LLC, which is a wholly owned subsidiary of MPC), Marathon Service Company and Marathon Administration LLC. All of these participating employers, other than MRO, were wholly owned subsidiaries of MRO prior to June 30, 2011.
On June 30, 2011, MPC was spun-off from MRO. As a result of the spin-off, a new MPC Thrift Plan was spun-off from the Plan to serve the participants employed by MPC. Accordingly, $1.5 billion in assets were transferred to the MPC Thrift Plan, and MPC employees became participants in the MPC Thrift Plan.
Following the spin-off of MPC and for all of the 2012 plan year, the Plan covered substantially all regular and casual employees of MRO, MOC, Marathon Service Company and Marathon Administration LLC. MPC was not a participating employer in the Plan following the effective time of the spin-off.
In order to participate in the Plan during 2011, employees must have been participants in the Retirement Plan of MOC or the MPC Retirement Plan. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of highly compensated employees (“HCEs”) are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $250,000 for 2012, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or for retirements prior to the effective time of the spin-off, the MPC Retirement Plan as then in effect; at death; after three years of vesting service with the Company or a participating employer; or upon attainment of age 65.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less than $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $38,000 for the year ended December 31, 2012 was used to reduce employer matching contributions made to the Plan. There was an overfunding of the final thrift in December 2012, and the excess amount of $148,550 was added to the forfeiture account. The forfeited balance held in the Plan as of December 31, 2012 was $307,126. The balance in the forfeiture account at December 31, 2012 reduced the January 2013 employer matching contributions to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc (“FIIOS”).
The Stable Value Fund is managed by Fidelity Management Trust Company pursuant to a trust agreement. Any fees charged by Fidelity Management Trust Company are deducted from the interest earned by Plan members in the Stable Value Fund. The total amount of fees charged for 2012 in connection with the Stable Value Fund was $931,375.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

3.	Accounting Standards Update

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  This ASU requires us, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements.  The guidance is effective for interim and annual periods beginning after December 15, 2011.  The adoption of this ASU did not impact the Plan's financial statements.

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements” (“ASU 2012-04”), which contains amendments that affect a number of topics, including technical corrections and improvements to the Accounting Standards Codification (ASC) and conforming amendments related to fair value measurements, which include clarifying the treatment of selling costs for plan investments in determining fair value of plan assets subject to ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans.” These amendments are effective for public entities for interim and annual reporting periods beginning after December 15, 2012 and are not expected to have a significant effect on the Plan's financial condition.

4.	Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•
Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.
The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits adjusted to contract value for benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2012 and 2011.
Common stock - Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

Mutual funds - Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value of shares held. The net asset value is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1. Interest-bearing cash includes cash on deposit.

Common Collective Trusts (“CCTs”) - Investment in CCTs are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Synthetic Investment Contracts (“SICs”) - A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Stable Value Fund is valued using a market and cost approach as described in Note 6. This investment with the exception of cash and cash equivalents is considered Level 2.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$21,226,555	$—	$—	$21,226,555
Blend	158,184,264	—	—	158,184,264
Growth	77,918,546	—	—	77,918,546
International-Stk	24,737,788	—	—	24,737,788
Other*	37,214,257	—	—	37,214,257
Taxable bond	98,895,457	—	—	98,895,457
Value	6,782,396	—	—	6,782,396
Money market**	22,038,780	—	—	22,038,780
Common/collective trusts***	—	134,481,995	—	134,481,995
Common stock	124,907,024	—	—	124,907,024
SICs	6,858,803	445,398,122	—	452,256,925
Total assets at fair value	$578,763,870	$579,880,117	$—	$1,158,643,987
* Include Brokerage Link investments
** Include Interest-bearing Cash
*** CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, and 2055) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. There are no redemption restrictions on these CCTs.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$24,952,931	$—	$—	$24,952,931
Blend	152,323,890	—	—	152,323,890
Growth	96,428,694	—	—	96,428,694
International-Stk	51,646,134	—	—	51,646,134
Other*	38,428,405	—	—	38,428,405
Taxable bond	81,267,805	—	—	81,267,805
Value	30,834,557	—	—	30,834,557
Money market**	18,411,852	—	—	18,411,852
Common/collective trusts***	—	41,818,062	—	41,818,062
Common stock	112,025,402	—	—	112,025,402
SICs	29,216,633	437,678,362	—	466,894,995
Total assets at fair value	$635,536,303	$479,496,424	$—	$1,115,032,727
* Include Brokerage Link investments
** Include Interest-bearing Cash
***The majority of the CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index and 10 percent short term. There are no redemption restrictions on these CCTs.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2012	2011
Rabobank Nederland MTH040701*	$—	$70,692,014
Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	6,858,803	29,216,633
Spartan 500 Index Fund - Fidelity Advantage Class	58,600,245	44,033,737
State Street Bank & Trust Company Boston 107029*	68,933,619	109,426,057
Marathon Oil Corporation Common Stock	78,198,664	74,903,581
Natixis Financial Products Wrapper Contract 1203-03*	111,345,446	109,417,323
American General Life Wrapper Contract 1627651*	114,365,554	—
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	150,753,503	148,142,968
* SICs are investments included in the Stable Value Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).
During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $92,265,179 as follows:

Mutual funds	$52,527,535
Common stock	33,192,425
Common /collective trust	6,545,219
$92,265,179

6.	Stable Value Fund

The Stable Value Fund comprised approximately 38 percent and 40 percent of total Plan investments at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011 the Plan held SICs of $428,936,964 and $418,819,834, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $6,858,803 and $29,216,633 held by the Stable Value Fund at December 31, 2012 and 2011 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Stable Value Fund at December 31, 2012 and 2011:

	Stable Value Fund at December 31, 2012
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

State Street Bank & Trust Boston Wrapper Contract 107029	AA-	$68,933,619	$(2,547,669)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	150,753,503	(5,571,593)
American General Life Wrapper Contract 1627651	A+	114,365,554	(4,226,757)
Natixis Financial Products Wrapper Contract 1203-03	A	111,345,446	(4,115,139)
		$445,398,122	$(16,461,158)

	Stable Value Fund at December 31, 2011
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

State Street Bank & Trust Boston Wrapper Contract 107029	AA-	$109,426,057	$(4,714,911)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	AA-	148,142,968	(6,383,131)
Rabobank Nederland Wrapper Contract MTH040701	AAA	70,692,014	(3,045,952)
Natixis Financial Products Wrapper Contract 1203-03	A+	109,417,323	(4,714,534)
		$437,678,362	$(18,858,528)
The Stable Value Fund portfolio's average yield for 2012 and 2011 was 2.13 percent and 2.22 percent, respectively. The portfolio's crediting rate at December 31, 2012 and 2011 was 1.86 percent and 2.24 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

A wrap issuer may terminate a wrapper contract at any time. A wrap issuer may also terminate a wrapper contract if Fidelity Management Trust Company investment management authority over the Stable Value Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,151,707,220	$1,106,936,250
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,461,158	18,858,528
Net assets available for benefits per the Form 5500	$1,168,168,378	$1,125,794,778
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$44,770,970
Adjustment from fair value to contract value for benefit-responsive investment contracts
Prior year adjustment	(18,858,528)
Current year adjustment	16,461,158
Increase in net assets available for benefits per the Form 5500	$42,373,600

8.	Party-in-Interest Transactions
Shares of MRO common stock may be purchased directly from MRO or on the open market. During 2012, all shares of the MRO common stock were purchased on the open market.
As a result of the spin-off of the downstream business on June 30, 2011, MPC common stock became a passive investment option. At spin-off, the MPC stock was created and participants received one share of MPC stock for every two shares of MRO stock that they held on June 30, 2011.
Certain Plan investments are shares of mutual funds managed by FIIOS. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2012 and 2011

9.	Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by letter dated March 14, 2013, that the Plan, as amended, meets the requirements of Code Section 401(a), and the trust is not subject to tax under present income tax law. This determination letter was applicable for the amendments executed January 27, 2010 and prior. The Plan has been amended since January 27, 2010. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

11.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

12.	Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated through the date these financial statements were issued for potential recognition or disclosure in the financial statements.
Effective June 28, 2013, MPC stock will be removed from the Thrift Plan as an investment option. This was communicated to participants in November of 2012. Any remaining assets in MPC stock will, by default, be transferred to one of the Pyramis Core Lifecycle Commingled Pools-Class V, which is the Qualified Designated Plan Investment Alternative (QDIA).
Effective November 29, 2013, the BrokerageLink and the Stable Value Fund will be competing options due to the change in wrap providers for the Stable Value Fund. Additional wrap capacity for the Stable Value Fund has been obtained through Bank of Tokyo Mitsubishi UFJ (“BTMU”). This wrap capacity has been obtained to replace capacity held by State Street Bank and Trust Company. One of the conditions of the BTMU contract is that the Plan considers BrokerageLink and the Stable Value Fund as competing investment options, so participants would not be able to make direct exchanges between these two investment options. A 90 day investment in a non-competing investment option would be required first.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
*	Marathon Oil Corporation	Marathon Oil Common Stock -	2,550,511	shares	$78,198,664
*	Marathon Petroleum Corporation	Marathon Petroleum Common Stock -	741,403	shares	46,708,360
	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company -	1,066,898	shares	11,287,783
*	Fidelity Retirement Govt. Money Market	Investment Company -	11,535,048	shares	11,535,048
*	Fidelity Mid Cap Value Fund	Investment Company -	209,212	shares	3,723,978
*	Spartan Extended Market Index Fund	Investment Company -	618,846	shares	24,698,148
*	Spartan 500 Index Fund - Fidelity Advantage Class	Investment Company -	1,160,631	shares	58,600,245
	PIMCO Total Return Institutional	Investment Company -	3,718,200	shares	41,792,569
*	Fidelity Balanced K	Investment Company -	1,052,383	shares	21,226,555
*	Fidelity Contrafund K	Investment Company -	406,160	shares	31,481,426
*	Fidelity Fund K	Investment Company -	43,672	shares	1,563,030
*	Fidelity Growth Company K	Investment Company -	378,811	shares	35,335,467
*	Fidelity International Discovery K	Investment Company -	165,783	shares	5,467,523
*	Fidelity Low Priced Stock K	Investment Company -	794,365	shares	31,353,585
*	Spartan International Index Fund	Investment Company -	1,101,034	shares	37,743,432
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company -	569,863	shares	6,331,175
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company -	273,480	shares	3,065,713
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company -	514,553	shares	5,932,801
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company -	1,730,106	shares	19,654,009
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company -	3,001,828	shares	32,719,921
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company -	2,335,686	shares	25,458,978
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company -	1,620,713	shares	16,790,591
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company -	853,659	shares	8,809,763
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company -	720,281	shares	7,303,647
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company -	453,593	shares	4,599,434
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company -	343,511	shares	3,428,238
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company -	36,509	shares	387,722
	Columbia Acorn International Z	Investment Company -	128,846	shares	5,262,058
	Morgan Stanley Mid Cap Growth	Investment Company -	211,859	shares	7,359,995
	DFA Emerging Markets Value	Investment Company -	469,444	shares	14,008,206

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
	Eaton Vance Large Cap Value	Investment Company -	156,441	shares	3,058,417
	Vanguard Total Bond Market	Investment Company -	4,131,209	shares	45,815,104
	Wells Fargo Advantage Small Cap Value	Investment Company -	130,830	shares	4,225,824
	Kalmar Growth with Value Small Cap	Investment Company -	230,966	shares	3,741,657

* Indicates party-in-interest.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(a)	(b)	(c)	(e)
Identity of Issue, Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value
	Stable Value Contract Carriers
	Natixis Financial Products	Actively Managed Global Wrap**
	Wrapper Contract 1203-03; 1.99%
	Total Contract Value/Fair Market Value		$111,345,446	***
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract AMarathon-02-07; 2.03%
	Total Contract Value/Fair Market Value		150,753,503	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 107029; 1.98%
	Total Contract Value/Fair Market Value		68,933,619	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627651; 1.92%
	Total Contract Value/Fair Market Value		114,365,554	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios;
	Variable interest rate - 2.13% as of 12/31/12	Money Market Portfolio; Class A Money Market Pool	6,858,803

	Brokerage Link	Self-Directed Brokerage Accounts	47,717,988

	Total Investments		1,158,643,987
*	Fidelity Management Trust Company
	Interest rates range from 3.25%-9.50%
	due 1/1/2013- 12/30/2017	Loans to Plan Participants	8,570,901

	Totals		$1,167,214,888

*	Indicates party-in-interest.
**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 17 thru 28 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

(CASH)	Actively Managed Global Wrap Underlying Investments	$14,331,078
ABB FIN USA INC 1.625% 5/08/17		177,636
AT&T INC 2.95% 5/15/16		503,492
ABBEY NATL 3.875 11/10/14 144A		996,158
ALLYA 2011-3 A3 0.97% 8/15		549,498
ALLYA 2011-1 A3 1.45 1/15		333,119
ALLYA 2011-2 A3 1.18% 4/15		342,843
ALLYA 2011-5 A2 0.8% 6/14		150,404
ALLYA 2012-1 A2 0.71% 9/14		339,226
ALLYA 2012-2 A2 0.56% 10/14		290,283
ALLYL 2012-SN1 A3 .57% 8/20/15		600,349
AMER EXPRESS CR 3ML+85 6/24/14		1,196,947
AMXCA 2012-2 A .68% 3/18		2,197,936
AMXCA 2012-5 A 0.59% 5/18		1,300,437
AMER HONDA 2.5% 9/21/15 144A		496,495
AMERICAN HONDA 1.5% 9/17 144A		451,775
ANZ BK GRP 2.125% 1/10/14 144A		434,245
AUSTRALIA & NZ 1.875% 10/06/17		461,191
BB&T CORP MTN B/E 3.2% 3/15/16		503,478
BMWLT 2011-1 A3 1.06% 2/14		356,931
BMWLT 2012-1 A3 .75% 2/20/15		491,819
BANK AMER 4.5% 4/1/15		220,807
BAAT 2012-1 A3 0.78% 6/16		643,197
BMONT Q 2.125% 6/28/13		616,290
BANK OF NY MTN 2.4% 1/17/17		750,277
BANK OF NOVA SC 2.05% 10/07/15		1,846,921
BK NOVA SCOTIA 1.375 12/18/17		687,028
BARCLAYS BANK 2.375% 1/13/14		1,199,633
BSCMS 05-T18 A4 4.933% 2/42		726,360
BSCMS 05-PWR8 A4 4.674 6/41		500,351

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

BERKSHIRE HATH FIN 1.6 5/15/17	Actively Managed Global Wrap Underlying Investments	584,000
BERK HATH INC 2.2% 8/15/16		494,161
BRITISH COLMB PRO 1.2% 4/25/17		2,714,748
BRIT COLMB PROV 2.1% 5/18/16		1,326,822
COMM 2012-CR5 A1 0.673% 12/45		340,191
COMM 2012-CR1 A1 1.116% 5/45		172,481
COMM 2012-CR1 A2 2.35% 5/45		390,009
CANADIAN IMP BK .9% 10/01/15		378,436
CHAIT 2012-A3 A3 0 6/17		2,114,258
CHAIT 2012-A5 A5 .59% 8/17		2,102,770
CHAIT 2012-A8 A8 0.54% 10/17		2,899,981
CHEVRON CORP NE 1.104% 12/5/17		855,283
CITIGROUP 5.125 5/5/14		184,689
CCCIT 2003-A10 A10 4.75 12/15		1,085,485
CCCIT 2008-A5 A5 4.85% 4/15		1,145,281
CCCIT 2009-A4 A4 4.9 6/16		469,396
CCCIT 2012-A1 A1 0.55% 10/17		1,260,630
CGCMT 2006-C5 A4 5.431 10/49		437,704
COMM 2006-C8 A4 0 12/46		645,841
CMMONWLTH BK 3.5% 3/19/15 144A		498,319
COMMONWEALTH NY 1.95% 3/16/15		716,089
COMMONWETH MTN2.9 9/17/14 144A		2,421,579
RABOBNK NEDRLD MTN 2.125 10/15		238,423
RABOBANK NL UTREC MTN1.85 1/14		1,452,378
CORNELL UNIV 4.35% 2/1/14		515,397
CSFB 2003-C4 A4 5.137 8/36		382,436
CREDIT SUISSE NY 2.2% 1/14/14		1,632,541
DBUBS 2011-LC3A A1 2.238 8/44		110,286
JOHN DEERE MED 1.25% 12/02/14		475,704
DCENT 2012-A1 A1 0.81% 8/17		1,038,179

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

DCENT 2012-A3 A 0.86% 11/15/17	Actively Managed Global Wrap Underlying Investments	1,087,486
EXPORT DEV CANADA 1.5% 5/15/14		320,867
FHLG 15YR 5.00% 5/14 #E77225		2,242
FHLG 15YR 5.00% 6/14 #E77373		19,571
FHLM ARM 4.889% 3/33 #847126		5,913
FHLG 15YR 4.50% 8/18 #E98688		422,953
FHLG 15YR 4.50% 9/18 #E99205		144,223
FHLG 15YR 4.50% 10/18 #E99833		196,435
FHLM ARM 3.53% 4/40 #1B4657		199,116
FHLM ARM 3.58% 4/40 #1B4702		153,288
FHLM ARM 4.68% 1/36 #847584		48,270
FHLM ARM 3.88% 1/35 #848084		42,164
FHLM ARM 5.084% 8/35 #1J0005		86,726
FHLG 7.50% 7/34 #G02115		574,609
FHLG 15YR 5.00% 3/19 #G13052		544,421
FHLG 15YR 4.00% 7/24 #G13596		609,281
FHLG 15YR 3.50% 1/26 #G14312		340,704
FHLG 15YR 4.00% 9/25 #G14376		485,024
FHLG 15YR 3.50% 4/27 #G14449		943,537
FHLG 15YR 3.50% 10/26 #G14450		4,032,893
FHLG 15YR 4.00% 6/24 #G18312		719,928
FHLG 25YR 5.50% 7/35 #G05815		230,862
FHLM ARM 4.941% 11/35 #1J1228		162,737
FHLG 10YR 3.00% 8/21 #J16393		420,981
FHLG 10YR 3.00% 8/21 #J16442		408,929
FHLM ARM 5.78% 10/35 #1N0063		43,204
FHLM ARM 5.37% 12/35 #1N0106		129,756
FHLM ARM 2.98% 8/41 #1B8533		284,656
FHLM ARM 3.07% 9/41 #1B8608		169,645
FHLG 5.50% 3/34 #G01665		342,542

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLG 15YR 5.50% 4/18 #G11389	Actively Managed Global Wrap Underlying Investments	186,764
FHLG 15YR 4.00% 9/25 #E02787		493,792
FHLG 15YR 4.00% 4/26 #E02867		261,187
FHLG 15YR 4.50% 11/18 #B10931		121,063
FHLM ARM 4.199% 8/36 #848185		85,149
FHLG 5.50% 5/34 #Z40042		2,474,565
FHR 2417 EH 6% 2/17		36,018
FHR 2394 KD 6% 12/16		55,525
FNMA 0.75% 12/19/14		774,773
FNMA 0.5% 5/27/15		1,104,012
FNMA 0.5% 7/02/15		5,332,057
FNMA .5% 9/28/15		3,236,443
FNMA .875% 10/26/17		5,814,963
FNMA 0.875% 12/20/17		710,584
FNMA .375% 12/21/15		2,287,820
FNR 2011-88 AB 2.5% 9/26		357,812
FNR 2012-15 FP 1ML+38 6/40		803,937
FNR 2012-94 E 3% 6/22		341,323
FHR 3943 EF 1ML+25 2/26		502,666
FHR 3763 QA 4% 4/34		451,508
FHR 3820 DA 4% 11/35		406,799
FHLMC 1% 9/29/17		2,901,739
FHLMC .75% 1/12/18		8,239,612
FNMA 15YR 7.00% 11/14 #252920		1,002
FNMA 15YR 7.00% 2/15 #253033		73,406
FNMA 15YR 7.00% 9/15 #253430		1,013
FNMA 5.50% 11/34 #310105		1,846,653
FNMA 15YR 6.50% 10/13 #323321		20,818
FNMA 15YR 6.50% 6/14 #323794		15,751
FNMA 15YR 7.00% 5/13 #429018		240

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA ARM 3.01% 8/41 #AI4358	Actively Managed Global Wrap Underlying Investments	153,199
FNMA ARM 3.37% 9/41 #AI8935		169,625
FNMA ARM 2.74% 8/41 #AH5259		549,279
FNMA ARM 2.57% 10/41 #AH5261		349,442
FNMA 15YR 3.50% 1/26 #AL1168		367,403
FNMA 15YR 3.50% 5/27 #AL1741		899,656
FNMA 15YR 3.50% 5/27 #AL1742		665,856
FNMA 15YR 3.50% 3/27 #AL1746		1,438,317
FNMA 15YR 3.50% 5/27 #AL1751		331,117
FNMA 15YR 6.50% 5/14 #492067		1,013
FNMA 15YR 7.00% 4/15 #532552		1,345
FNMA 15YR 7.00% 1/16 #535675		8,451
FNMA 6.50% 7/32 #545759		72,912
FNMA 6.50% 7/32 #545762		36,574
FNMA 15YR 7.00% 6/17 #545928		12,440
FNMA 15YR 6.50% 12/13 #545950		1,132
FNMA 15YR 6.50% 6/15 #555720		9,949
FNMA 15YR 7.00% 10/15 #556250		358
FNMA 15YR 7.00% 8/16 #599824		9,693
FNMA 15YR 6.50% 7/16 #613007		2,398
FNMA 15YR 7.00% 1/17 #626726		16,892
FNMA 15YR 7.00% 3/17 #635939		23,635
FNMA 15YR 7.00% 3/17 #638317		39,714
FNMA 15YR 7.00% 10/17 #665372		11,784
FNR 2002-56 MC 5.5% 9/17		55,753
FNR 2003-74 PG 4.5% 8/18		238,531
FNR 2005-90 FC 1ML+25 10/35		291,734
FNR 2005-106 UF 1ML+30 11/35		288,040
FHR 2866 XE 4 12/18		230,234
FHR 2915 DC 4.5% 3/19		80,490

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHR 3117 JF 1ML+30 2/36	Actively Managed Global Wrap Underlying Investments	337,851
FHR 3102 FD 1ML+30 1/36		857,743
FNR 2008-29 BG 4.7% 12/35		211,504
FNR 2008-95 AD 4.5% 12/23		637,717
FNR 2011-23 AB 2.75% 6/25/20		259,044
FNMA 1.625% 10/26/15		1,052,364
FHR 3560 LA 2% 8/14		51,230
FHR 3573 LC 1.85% 8/14		178,334
FNR 2010-123 DL 3.5% 11/25		240,954
FHR 3741 HD 3% 11/15/39		338,081
FNR 2010-135 DE 2.25% 4/24		434,914
FNR 2010-143 B 3.5% 12/25		380,157
FHR 3659 EJ 3% 6/18		582,234
FNMA ARM 4.801% 2/33 #695019		38,458
FNMA ARM 3.984% 5/33 #703915		9,129
FNMA 15YR 6.50% 3/18 #705791		58,261
FNMA 15YR 4.00% 8/18 #728852		265,103
FNMA ARM 4.68% 11/34 #735011		115,455
FNMA 6.50% 12/32 #735415		36,627
FNMA 6.50% 7/35 #745092		37,281
FNMA 15YR 4.50% 6/19 #745278		186,053
FNMA ARM 3.753% 10/33 #746320		57,971
FNMA ARM 4.358% 10/33 #754672		20,503
FNMA ARM 3.752% 10/33 #755148		49,146
FNMA ARM 5.05% 7/34 #801635		23,433
FNMA ARM 4.53% 12/34 #802852		132,848
FNMA ARM 4.293% 3/35 #815586		21,751
FNMA ARM 4.653% 3/35 #816322		5,882
FNMA ARM 5.12% 6/35 #823810		72,936
FNMA ARM 5.344% 7/35 #834917		17,820

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA ARM 5.349% 12/34 #843013	Actively Managed Global Wrap Underlying Investments	37,336
FNMA ARM 5.280% 3/35 #843014		32,241
FNMA ARM 4.893% 10/35 #847787		32,213
FNMA ARM 6.25% 6/36 #886983		29,287
FNMA 6.50% 8/36 #888034		52,394
FNMA 6.50% 8/36 #888544		211,201
FNMA 15YR 4.50% 7/20 #888653		84,601
FNMA ARM 4.21% 5/35 #889946		227,349
FNMA ARM 4.30% 2/35 #995017		260,810
FNMA ARM 4.898% 5/35 #995272		39,260
FNMA ARM 4.58% 7/35 #995273		90,026
FNMA ARM 4.53% 10/35 #995414		207,793
FNMA ARM 4.55% 10/35 #995415		905,228
FNMA ARM 4.512% 12/36 #995606		237,908
FNMA ARM 2.61% 4/35 #995609		90,147
FNMA ARM 3.20% 1/40 #AC0599		282,682
FNMA ARM 4.285% 7/33#AD0066		90,317
FNMA ARM 2.42% 11/36 #AD0710		75,997
FNMA 6.50% 12/35 #AD0723		238,088
FNMA ARM 3.47% 3/40 #AD0820		222,356
FNMA 15YR 3.50% 12/25 #AE0368		5,403,085
FNMA 6.50% 8/36 #AE0746		184,078
FORDO 2009-C A4 4.43% 11/14		207,377
FORDO 2009-D A4 2.98% 8/14		686,379
FORDO 2011-B A3 .84% 6/15		368,982
FORDO 2011-B A4 1.35% 12/16		406,221
FORDO 2012-A A2 0.62% 9/15/14		173,927
FORDL 2012-A A3 0.85% 1/15		291,392
FORDO 2012-B A3 0.72% 12/15/16		672,546
FORDL 2012-B A2 0.54% 11/14		220,178

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FORDL 2012-B A3 0.57% 9/15	Actively Managed Global Wrap Underlying Investments	520,622
FORDO 2012-D A3 0.51% 4/17		549,897
GEMNT 2012-1 A 1.03% 1/18		869,215
GEMNT 2012-5 A 0.97% 6/15/18		2,190,693
GMACC 2004-C2 A4 5.301% 8/38		479,199
GMACC 2003-C2 A2 CSTR 5/40		234,390
GSMS 2011-GC5 A1 CSTR 8/44		324,312
GSMS 2012-GC6 A1 1.282% 1/45		144,494
GSMS 04-GG2 A6 CSTR 8/38		519,963
GSMS 2005-GG4 A3 4.607 7/39		10,122
GSMS 2006-GG6 A2 5.506% 4/38		106,405
GSMS 2006-GG8 A2 5.479 11/39		311,848
GECMC 2005-C2 A4 CSTR 5/43		1,188,487
GECMC 2006-C1 A4 CSTR 3/44		687,047
GE-CORP .85% 10/09/15		485,598
GE CAP MTN 3.5% 6/29/15		590,884
GE CAP CORP 2.25% 11/9/15		454,751
GENERAL ELEC 2.95% 5/09/16		138,514
GENERAL ELEC MTN3.35% 10/17/16		753,816
GE-ELE CAP CORP 1.625% 7/2/15		1,277,675
GOLDMAN SACHS MTN 3.7% 8/1/15		376,896
GOLDMAN SAC GRP 3.625% 2/07/16		358,307
GNR 2010-99 PT 3.5% 8/33		244,549
GNR 2010-112 PM 3.25% 9/33		203,269
CFGNR 2011-150 D 3% 4/37		299,930
GNR 2012-149 MF 1ML+25 12/42		1,462,043
G2SF 12-149 LF 1ML+25 12/42		590,734
CANADA GOVT .875% 2/14/17		687,551
HAROT 2011-3 A2 1 4/14		241,805
HAROT 2010-1 A4 1.98% 5/23/16		174,266

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

HAROT 2010-3 A3 .7% 4/14	Actively Managed Global Wrap Underlying Investments	196,578
HAROT 2012-2 A3 0.7% 2/16		553,150
HAROT 2011-1 A4 1.8% 4/17		253,440
HAROT 2011-2 A3 0.94% 3/15		500,004
HSBC BANK 3.1% 5/24/16 144A		1,000,813
HART 2011-A A3 1.44 4/15		248,636
HART 2012-B A3 .62% 9/16		631,915
HART 09-A A4 3.15% 3/16		58,439
ING BANK NV 2% 10/18/13 144A		694,627
JPMORGAN CHASE 3.15% 7/05/16		688,798
JPMCC 03-CB7 A4 CSTR 1/38		175,068
JPMCC 2003-C1 A2 4.985 1/37		44,864
JPMCC 2005-LDP2 A3 4.697 7/42		255,577
JPMCC 2005-LDP5 A2 5.198 12/44		219,715
JPMCC 2007-LDPX A2S 5.305 1/49		124,136
JPMCC 2007-LD11 A2 CSTR 6/49		247,127
JPMCC 2012-C6 A2 2.2058% 5/45		460,160
JPMCC 2012-LC9 A1 .6698% 12/47		689,901
LBUBS 2006-C6 A4 5.372% 9/39		172,882
LBUBS 2003-C3 A4 4.166 5/32		96,143
LBUBS 2004-C8 4.799% 12/29		467,724
LBUBS 2004-C2 A3 3.973% 3/29		217,413
LBUBS 2005-C1 AAB CSTR 2/30		169,857
LBUBS 2007-C6 A2 5.845 7/40		135,616
MVCOT 2006-2A A 5.417% 10/28		47,182
MVCOT 2006-2A B 5.467% 10/28		26,481
MASSMUTUAL GLB 3.125 4/16 144A		1,009,244
MASSMUTUAL GLBL 2% 4/5/17 144A		472,066
MBALT 2012-A A3 1.14% 11/14		401,776
MBART 2011-1 A3 0.85% 3/15		569,857

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

MLMT 2004-KEY2 A2 4.166% 8/39	Actively Managed Global Wrap Underlying Investments	32,208
MLMT 2005-MKB2 XP CSTR 9/42		2,057
MET LIFE GLBL 2.5 9/29/15 144A		723,079
MICROSOFT CORP .875% 11/15/17		134,415
MLCFC 2006-3 A4 CSTR 7/46		1,892,763
MONUMENTAL GLBL 5.5% 4/13 144A		181,398
MSC 03-IQ4 A2 4.07 5/40		72,746
MSC 03-T11 A4 5.15 6/41		178,586
MORGAN STANLEY 2.875% 7/28/14		159,271
MORGAN STANL MTN 4.2% 11/20/14		209,635
MORGAN STANLEY 4.1% 1/26/15		199,245
MSBAM 2012-C5 A1 .916% 8/45		425,337
MSBAM 2012-C5 A2 1.972% 8/45		768,466
NCUA GTD NTS MA 1.4% 6/12/15		661,795
NATIONAL AUSTR NY BR 2% 3/9/15		476,926
NATIONAL AUSTR 1.6% 8/07/15		684,300
NATIONAL BANK CA 1.5% 6/26/15		606,335
NEW YORK LIFE 1.3% 10/17 144A		1,206,942
NYLIFE GLB4.65% 5/9/13 144A		842,087
NALT 2010-B A3 1% 12/15/13		170,120
NALT 2010-B A4 1.27% 10/16		217,748
NALT 2 11-A ABS 1.04% 8/15/14		712,568
NALT 2011-B A3 0.92% 2/15		351,553
NAROT 2010-A A4 1.31% 9/16		302,798
NAROT 2011-A A3 1.18% 2/15		398,034
NALT 2012-A A3 .98% 5/15		402,942
NORDEA BK AG 1.75 10/4/13 144A		698,386
NEF 2005-1 A5 4.74% 10/45		205,608
OCCIDENTAL PETRO 1.5% 2/15/18		459,145
PNCFUND MTN 3.625% 2/8/15		563,295

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

PRES & FELLOWS 3.7% 4/1/13	Actively Managed Global Wrap Underlying Investments	1,991,541
PROCTER & GAMBLE 1.8% 11/15/15		439,242
ROYAL BK CANADA 1.125 1/15/14		175,064
ROYAL BK CDA GBL .8% 10/30/15		456,055
ROYAL BK CANADA 2.3% 7/20/16		212,530
ROYAL BK CANADA 1.45% 10/30/14		745,382
ROYAL BK SCOT 4.875 8/14 144A		1,250,583
SLMA 2012-7 A2 1ML+28 9/19		399,744
SVOVM 2005-A A 5.25% 2/21		55,802
SANOFI AVENTIS 2.625% 3/29/16		518,895
STATE STREET 2.875% 3/07/16		756,300
SUMITOMO BKG 1.9% 1/12/15 144A		478,448
SUMITOMO MITSUI BKG 1.8% 7/17		691,065
TARGET CORP 1.125% 7/18/14		226,305
TORONTO DOM BK 2.5% 7/14/16		1,002,749
TORONTO DOMINI 2.375% 10/19/16		490,705
TOTAL CAP CDA 1.625% 1/28/14		486,826
TOTAL CAPITAL SA 1.5% 2/17/17		473,077
TOYOTA MOTOR CRD 1.25% 10/5/17		686,615
UBSBB 2012-C2 A1 1.006% 5/63		399,630
UBSCM 2012-C1 A1 1.032% 5/45		253,664
UBSCM 2012-C1 A2 2.180% 5/45		397,551
UBSBB 2012-C4 A1 .6728 12/45		289,880
USAA CAPITAL 1.05% 9/14 144A		535,790
USAA CAP CO 2.25% 12/13/16 144		487,206
UNION BK NA 3% 6/6/16		1,031,802
USTN 1.75% 7/31/15		97,265,503
USTN 1% 9/30/16		32,512,913
USTN .375% 11/15/14		43,461,449
USTN .875% 11/30/16		7,498,201

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

USTN .875% 4/30/17	Actively Managed Global Wrap Underlying Investments	9,083,441
USTN .750% 6/30/17		46,742,524
VERIZON WIRELESS 5.55% 2/1/14		1,003,132
VALET 2011-1 A3 1.22% 6/15		927,521
VWALT 2010-A A3 0.99% 11/13		88,600
VWALT 2010-A A4 1.18 10/15		100,148
VWALT 2011-A A2 1% 2/14		120,462
VALET 2012-1 A2 .61 10/14		314,684
WFRBS 2011-C5 A1 1.456 11/44		129,344
WFRBS 2012-C8 A1 .864% 8/45		240,888
WFRBS 2012-C8 A2 1.881% 8/45		423,335
WBCMT 2006-C23 A5 CSTR 1/45		896,915
WBCMT 2006-C25 A5 CSTR 5/43		242,928
WBCMT 05-C16 APB 4.692% 10/41		177,380
WBCMT 2003-C9 A4 5.012 12/35		535,595
WBCMT 2007-C31A A2 5.421% 4/47		388,929
WAL MART STORES 2.8% 4/15/16		409,555
WELLS FARGO MTN 3.625% 4/15/15		307,206
WELLS FARGO & CO 1.25% 2/13/15		1,518,117
WELLS FARGO&COM 3.676% 6/15/16		229,246
WESTPAC BANK CORP 2.1% 8/2/13		279,019
WESTPAC BK CORP 1.85% 12/09/13		907,043
WESTPAC BANKING CRP 2% 8/14/17		827,774
WESTPAC BANKING 1.125% 9/25/15		876,549
WOART 2012-A A3 0.64% 2/17		581,464
WOART 2011-A A3 1.49% 10/14		400,383
WOLS 2012-A A3 0.93% 11/15		302,169
YALE UNIV MTN 2.9% 10/15/14		406,188
Total Fair Value of Underlying Investments		$445,398,122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By    /s/ Robert L. Sovine
Robert L. Sovine, Plan Administrator

Dated: June 26, 2013

EXHIBIT INDEX

23.1 - Consent of Independent Registered Public Accounting Firm